

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2022

Danny Yeung
Director
Prenetics Global Limited
Unit 701-706, K11 Atelier King's Road
728 King's Road, Quarry Bay
Hong Kong

> **Re:** **Prenetics Global Limited**
> **Registration Statement on Form F-4**
> **Exhibit Nos. 10.14, 10.15, 10.16 and 10.17**
> **Filed November 9, 2021**
> **File No. 333-260928**

Dear Mr. Yeung:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance